                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 6, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583 or 07971 848629

Announcement Given To Third Parties:


Amendment:


Headline:


Announcement Body Information:
FOR IMMEDIATE RELEASE

CONTACTS:
MERANT                                     VMW Corporate & Investor Relations
Gary Greenfield                            Sylvia Dresner/Vicki Weiner
Chief Executive Officer                    United States
1 (301) 838 5223                           1 (212) 616 6161
Gary.Greenfield@merant.com                 Info@vmwcom.com

Larry De'Ath                               Financial Dynamics
VP, Investor Relations                     Giles Sanderson/Jon Earl
1 (301) 838 5228                           United Kingdom
Larry.Death@merant.com                     44 (0) 20 7831 3113
                                           Merant@fd.com

          MERANT Reports Fourth Quarter and Year-End Results
       Egility E-Business Solutions Grow to Over 50% of Revenue

www.merant.com - June 6, 2000 - MERANT (Nasdaq National Market (NNM): MRNT; London Stock Exchange (LSE): MRN), a global leader in e-business software solutions, today reported its results for the fourth fiscal quarter and fiscal year ended April 30, 2000.

For the fourth fiscal quarter, revenues were $97.1 million under U.S. GAAP. Pre-tax earnings were $4.3 million before goodwill amortization and non-recurring charges. Net earnings amounted to $0.09 per American Depositary Share (ADS) excluding goodwill amortization and non-recurring charges. Under U.K. GAAP, revenues were GBP60.8 million for the fourth fiscal quarter. Pre-tax profit before amortization of goodwill and non-recurring charges was GBP2.6 million. Net earnings for the quarter ended April 30, 2000 were 1.1 pence per ordinary share excluding goodwill and non-recurring items.

The Company incurred a $13.5 million, or GBP8.5 million, one-time charge in the fourth quarter to better align its cost structure with the transition to e-business software solutions and to reflect the decline in demand for traditional COBOL products and services. More than half of the charge was related to a non-cash write-off of previously capitalized software cost.

For the fiscal year ended April 30, 2000, revenues were $365.4 million under U.S. GAAP, and GBP227.3 million under U.K. GAAP. Pre-tax earnings before goodwill amortization and non-recurring charges were $19.9 million for fiscal year 2000, or $0.42 per ADS after income taxes. Under U.K. GAAP, pre-tax profit excluding amortization of goodwill and non-recurring charges for fiscal year 2000 was GBP12.3 million, or net earnings per ordinary share of 5.3 pence.

As of April 30, 2000, cash totalled $126 million (GBP79.5 million), up $23 million (GBP16 million) compared to the beginning of the fourth quarter. Cash generated from operations combined with a reduction in accounts receivables strengthened MERANT's financial position as of April 30, 2000.

"Revenues from MERANT Egility, which forms the core of our e-business software solutions, now make up more than half of the Company's business," said Ken Sexton, chief financial officer at MERANT. "In addition, overall license fee revenue in the fourth quarter increased 4%, and our Egility license fee revenue increased 23% as compared to the same period last year. During the fourth quarter, we've taken certain actions to reduce our ongoing costs in low growth areas, while accelerating investments in our Egility e-business solutions and Internet-related activity."

"During the last financial year we were unable to replace our year 2000 services as rapidly as we expected, while at the same time the COBOL market was retracting," stated Gary Greenfield, MERANT president and chief executive officer. "Before year-end, we began deploying resources to exploit market opportunities in support of our growth strategy for fiscal year 2001. MERANT's distribution model is now organized around strategic customers and the delivery of Egility solutions. As a result, we are in an excellent position to identify and take advantage of opportunities in the dynamic e-business marketplace. We are encouraged by the growing market acceptance of our Egility e-enabling solutions, and expect that e-business revenues will continue to fuel growth and make up more than two-thirds of MERANT's revenues by the end of fiscal year ended April 30, 2001."

MERANT's recent and fiscal fourth quarter highlights include:

MERANT Powers  E-Commerce and  Business-to-Business  Applications:
* Ford Motor Company Selects MERANT as Global Standard for Managing Change - MERANT's Egility Enterprise Software Configuration Management Solution has been selected as the enterprise standard for managing Web content and business applications at Ford. * Largest UK Direct Home Shopping Company Selects MERANT to Implement 'Click and Mortar' Strategy JD Williams is employing MERANT to move its paper-based catalog business online, using MERANT Enterprise Solutions to create and implement their interactive business-to-consumer Web site. * BUYandHOLD.com Chooses MERANT Egility as Key Component of System Architecture - MERANT is providing a key component of the system architecture used to deliver BUYandHOLD.com Securities Corporation's brokerage services. * MERANT and INCEUTICA.com Deliver E-Marketplace for Pharmaceutical and Contract Research Organizations - Built from the ground up with MERANT solutions, INCEUTICA.com's e-marketplace is designed to facilitate the proposal process, helping pharmaceutical and biotech companies move drugs to market faster and more cost-effectively.

MERANT Launches Egility Application Change Management - Continuing its commitment to help organizations leverage existing IT investments to migrate to e-business, MERANT has launched a new Egility solution for Application Change Management to manage change to customized packaged applications.

MERANT Expands Strategic Partnerships:
* IBM Awards MERANT Premier Business Partner Status - To accelerate customers' e-business initiatives, MERANT has been named a Premier member of IBM's global PartnerWorld for Developers program (PWD), the program's highest level of membership. * MERANT Extends Microsoft Partnership, Accelerates Windows 2000 Deployment - Building on a long-term partnership, MERANT teams with Microsoft to deliver complete data connectivity to enterprise and Internet data stores for Windows 2000 through a robust, integrated solution. * MERANT Egility Provides Critical E-Business Data Integration Capabilities Across Commerce One E-Commerce Applications - MERANT is teaming with Commerce One to deploy e-procurement applications for business-to-business marketplaces on the Web.

Conference Call Update
A conference call has been scheduled for investors and analysts to review fourth quarter and year-end results. Those interested in participating in today's call at 9:30 am US EDT (2:30 pm BST) should reference MERANT's web site at http://www.merant.com/announcement at least 10 minutes prior to the call.

MERANT Egility
MERANT Egility solutions are born of elite MERANT technology, an abundance of expertise, strict adherence to best practices and our alliances with leading industry partners. With Egility, you can build, integrate and manage the multitude of e-business applications needed to manage all the applications, information and content necessary to run your business.

About MERANT
MERANT, a leading e-business software solutions company, e-enables your business. The MERANT Egility framework provides an e-business application infrastructure for sustained e-business agility. MERANT Enterprise Solutions leverage the Egility framework to deliver complete application solutions to accelerate your e-business initiatives. Founded in 1976, MERANT is a global organization with over $350 million in annual revenues and nearly 2,000 employees. MERANT has over 500 technology partners. You'll find MERANT technology and solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dot-coms. For additional information, visit http://www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

(Tables and Supplemental Analysis Follow)

Forward-Looking Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for MERANT's business strategy, prospects and growth, including the growth of MERANT's e-business solutions business and related revenues, and the one-time nature of certain charges. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, and Quarterly Reports on Form 6-K for the quarters ended July 31, 1999, October 31, 1999, and January 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions, including MERANT's Form 20-F for the year ended April 30, 2000. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Financial Statement Information
The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the period ended April 30, 1999, which have been filed with the U.K. Registrar of Companies; the auditors' reports on both the U.K. and U.S. financial statements for the period ended April 30, 1999 were unqualified.

U.S. Securities Filings
As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the SEC. However, starting in 1997 MERANT began furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 1999, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

Trademark Notice
MERANT and Egility are trademarks of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.

U.S. GAAP results
Review of 4th quarter results - Revenues for the fourth fiscal quarter ended April 30, 2000, were $97.1 million, an increase of 1% compared to last year's fourth quarter. MERANT's Egility e-business revenue made up 57% of MERANT's total revenues for the quarter. Revenues related to COBOL decreased 14% in the quarter due to lower demand for Y2K products and services. Revenues from Y2K represented 2% of total revenue for the quarter ended April 30, 2000, down from 12% during the same quarter last year.

Operating income, before goodwill amortization and non-recurring charges, was $2.7 million compared with $1.6 million in the fourth quarter last year. Net earnings per American Depositary Share ("ADS") excluding goodwill amortization and non-recurring charges in the fourth fiscal quarter were $0.09, as compared to $0.07 per ADS for the prior year's comparable period. Net loss per ADS was $0.31 compared with net income per diluted ADS of $0.05 for the corresponding period last year.

During April of 2000, the Company began to accelerate its investment in Egility and Internet-related activity, while reducing costs in COBOL and Y2K. As a result, non-recurring charges of $13.5 million were incurred. $7.4 million of the charge was related to a non-cash write-off of previously capitalized software, while the remaining $6.1 million was made up of costs associated with employee severance and a provision for excess facilities. These actions are expected to reduce expenses in future fiscal quarters and better align the cost structure with MERANT's e-business software solutions strategy.

Review of fiscal year 2000 results - Revenues for year ended April 30, 2000 were $365.4 million, down 2% compared to the fiscal year ended April 30, 1999. MERANT's Egility e-business revenue for the year made up 51% of total revenues. Traditional COBOL revenue decreased 15%, primarily because of decreasing demand for Y2K solutions. Revenue from Y2K products and services represented 6% of total revenue for fiscal year 2000, down from 15% for the year ended April 30, 1999.

Operating income, before goodwill amortization and non-recurring charges, was $15.1 million compared with $19.8 million last fiscal year. Net earnings per ADS excluding goodwill amortization and non-recurring charges were $0.42 for the fiscal year ended April 30, 2000, as compared to $0.58 per ADS for last fiscal year. Net loss was $2.4 million, compared to a loss of $28.5 million. Net loss per ADS was $0.08 compared with a loss of $1.00 per ADS for the corresponding period last year.

Summary financial results are as follows:

U.S. dollars, U.S. GAAP(in millions, except per ADS amounts)
---------------------------------------------------------------------
                     Three months ended              Year ended
                   April 30,    April 30,      April 30,     April 30,
                       2000         1999           2000          1999
---------------------------------------------------------------------
Revenue              $97.1m       $96.1m        $365.4m       $374.2m
EBITA                 $2.7m        $1.6m         $15.1m        $19.8m
Pre-tax earnings
excluding goodwill and non-recurring items
                      $4.3m        $3.0m         $19.9m        $26.1m
Net earnings per ADS
excluding goodwill and non-recurring items
                     $0.09        $0.07          $0.42         $0.58
Net (loss) income    ($9.1m)       $1.3m         ($2.4m)      ($28.5m)
Net earnings (loss) per ADS - diluted
                    ($0.31)       $0.05         ($0.08)       ($1.00)
---------------------------------------------------------------------
Notes:
* Basis of presentation: in accordance with U.S. GAAP, the INTERSOLV merger that closed in the second quarter of fiscal 1999 has been accounted for as a pooling-of-interests, and accordingly all periods presented in U.S. format disclose the combined results of MERANT and INTERSOLV.
* EBITA is earnings before interest, taxes, goodwill amortization and non-recurring items.
* Net earnings excluding goodwill and non-recurring items are calculated based on an assumed tax rate of 35%.

U.K. GAAP results Review of 4th quarter results - Revenue for the quarter ended April 30, was GBP60.8 million, an increase of 2% compared to the GBP59.4 million reported for the quarter ended April 30, 1999. Operating profit before goodwill amortisation and non-recurring charges was GBP1.8 million, compared to GBP1.0 million for the comparable prior year period. Excluding the effect of goodwill amortisation and non-recurring charges, earnings before taxation were GBP2.6 million, or 1.1 pence per ordinary share after tax, compared to GBP1.8 million before taxation or 0.9 pence per ordinary share after tax for the fourth quarter last year. Amortisation of goodwill relating to acquisitions totalled GBP10.7 million in the current quarter, compared to GBP8.9 million in the corresponding quarter last year. Including the effect of goodwill amortisation and non-recurring charges, loss after taxation was GBP13.2 million and loss per ordinary share was 9.1 pence, compared to a loss after taxation of GBP7.7 million and loss per ordinary share of 5.5 pence for the fourth quarter of last year.

The Company began to accelerate its investment in Egility and Internet-related activity in April 2000, while reducing costs in COBOL and Y2K. As a result, MERANT incurred non-recurring charges of GBP8.5 million in the quarter ended April 30, 2000. GBP4.7 million of the charge was related to an impairment charge for the non-cash write-off of previously capitalized software. The remaining portion was made up of costs associated with employee severance and a provision for excess facilities. These actions are expected to reduce expenses in future fiscal quarters and better align the cost structure with MERANT's business strategy.

Review of fiscal year 2000 results - Revenue for the year ended April 30, 2000 was GBP227.3 million, compared to GBP186.1 million for the twelve months ended April 30, 1999, an increase of 22%. The increase reflects the full inclusion of revenue earned by the INTERSOLV business in the current year. Operating profit before goodwill amortisation and non-recurring charges was GBP9.5 million, compared to GBP13.4 million last year. Excluding the effect of goodwill amortisation and non-recurring charges, earnings before taxation were GBP12.3 million, or 5.3 pence per ordinary share on a net basis, compared to GBP17.1 million pre-tax, or 9.5 pence per ordinary share after tax for the corresponding prior year period. Amortisation of goodwill relating to acquisitions totalled GBP39.2 million in the year ended April 30, 2000, compared to GBP21.9 million in the corresponding fiscal year period. Including the effect of goodwill amortisation and non-recurring charges, loss after taxation was GBP35.5 million and loss per ordinary share was 24.9 pence, compared to a loss after taxation of GBP18.7 million and loss per share of 16.3 pence for the corresponding prior year period.

Summary financial results are as follows:

G.B. pounds, U.K. GAAP (in millions, except per ordinary share amounts)
-----------------------------------------------------------------------
                    Three months ended               Year ended
                   April 30,    April 30,      April 30,     April 30,
                       2000         1999           2000          1999
-----------------------------------------------------------------------
Revenue              GBP60.8m       GBP59.4m    GBP227.3m       GBP186.1m
EBITA                 GBP1.8m        GBP1.0m      GBP9.5m        GBP13.4m
Pre-tax earnings
excluding goodwill, non-recurring and exceptional items
                      GBP2.6m        GBP1.8m     GBP12.3m        GBP17.1m
Net earnings per share
excluding goodwill, non-recurring and exceptional items
                         1.1p           0.9p         5.3p            9.5p
(Loss) after goodwill & taxation
                    (GBP13.2m)      (GBP7.7m)   (GBP35.5m)      (GBP18.7m)
(Loss) per ordinary share
                        (9.1p)         (5.5p)      (24.9p)         (16.3p)
-----------------------------------------------------------------------
Notes:
* Basis of presentation: in accordance with U.K. GAAP, the INTERSOLV transaction has been accounted for as an acquisition, and accordingly the U.K. format results include the results of INTERSOLV from September 24, 1998, the date of its acquisition.
*    EBITA  is  earnings  before   interest,   taxes,   goodwill   amortization,
     non-recurring and exceptional items.
* Net earnings excluding goodwill, non-recurring and exceptional items are calculated based on an assumed tax rate of 35%.

CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT
---------------------------------------------------------------------
(in thousands, except per share and ADS data)

(unaudited)         Three months ended               Year ended
                   April 30,    April 30,      April 30,     April 30,
                       2000         1999           2000          1999
 --------------------------------------------------------------------
Net revenue
    License fees    $53,152      $50,953       $186,444      $193,144
    Maintenance subscriptions
                     28,791       23,784        109,260        98,858
    Training and consulting
                     15,149       21,314         69,740        82,200
---------------------------------------------------------------------
Total net revenue    97,092       96,051        365,444       374,202
---------------------------------------------------------------------
Cost of revenue
    Cost of license fees
                      2,378        4,417          9,418        14,390
    Cost of maintenance subscriptions
                      6,328        5,911         23,403        24,445
    Cost of training and consulting
                     15,275       16,516         59,087        68,074
---------------------------------------------------------------------
Total cost of revenue
                     23,981       26,844         91,908       106,909
---------------------------------------------------------------------
Gross profit         73,111       69,207        273,536       267,293
---------------------------------------------------------------------
Operating expenses
    Research and development
                     14,974       13,975         59,166        59,851
    Sales and marketing
                     47,868       44,855        169,575       154,934
    General and administrative
                     7,552         8,806         29,654        32,745
    One time restructuring charges
                    13,500             -         13,500        49,662
---------------------------------------------------------------------
Total operating expenses
                    83,894        67,636        271,895       297,192
---------------------------------------------------------------------
(Loss) income before goodwill amortization
                   (10,783)        1,571          1,641       (29,899)
Goodwill amortization
                     3,215           827          8,316         3,159
---------------------------------------------------------------------
(Loss) income from operations
                   (13,998)          744         (6,675)      (33,058)
Interest income, net 1,631         1,396          4,787         6,334
---------------------------------------------------------------------
(Loss) income before income taxes
                   (12,367)        2,140         (1,888)      (26,724)
Income taxes         3,252          (810)          (520)       (1,808)
---------------------------------------------------------------------
Net (loss) income  ($9,115)       $1,330        ($2,408)     ($28,532)
---------------------------------------------------------------------
Net (loss) income per share: basic
                    ($0.06)        $0.01         ($0.02)       ($0.20)
Net (loss) income per ADS: basic
                    ($0.31)        $0.05         ($0.08)       ($1.00)
---------------------------------------------------------------------
Shares used in computing basic net (loss) income per share
                   149,108       143,671        145,897       143,130
ADSs used in computing basic net (loss) income per ADS
                    29,822        28,734         29,179        28,626
---------------------------------------------------------------------
Net (loss) income per share: diluted
                    ($0.06)        $0.01         ($0.02)       ($0.20)
Net (loss) income per ADS: diluted
                    ($0.31)        $0.05         ($0.08)       ($1.00)
---------------------------------------------------------------------
Shares used in computing diluted net (loss) income per share
                   149,108       143,992        145,897       143,130
ADSs used in computing diluted net (loss) income per ADS
                    29,822        28,798         29,179        28,626
---------------------------------------------------------------------

Note: Each American Depositary Share, or ADS, represents five ordinary shares.

CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT
------------------------------------------------------------------------
(in thousands)                                    April 30,     April 30,
                                                      2000          1999
                                                (Unaudited)
------------------------------------------------------------------------
Assets
Current assets:
       Cash and cash equivalents                  $106,140       $86,580
       Short-term investments                       19,538        34,804
       Accounts receivable, net                     92,840       111,317
       Prepaid expenses and other assets            10,127        13,485
------------------------------------------------------------------------
Total current assets                               228,645       246,186

Fixed assets:
       Property, plant and equipment, net           47,518        46,090
       Goodwill, net                                44,297        10,239
       Software product assets, net                  5,569        17,007
       Other assets                                  2,987         3,560
------------------------------------------------------------------------
Total assets                                      $329,016      $323,082
------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
       Borrowings                                   $2,785        $2,716
       Accounts payable                             12,208        12,150
       Accrued employee compensation                20,088        24,352
       Income taxes payable                          7,601        18,325
       Deferred revenue                             69,830        69,155
       Other current liabilities                    41,945        29,869
------------------------------------------------------------------------
Total current liabilities                          154,457       156,567
Deferred income taxes                               13,157        14,304
------------------------------------------------------------------------
Total liabilities                                  167,614       170,871
------------------------------------------------------------------------
Shareholders' equity:
       Ordinary shares                               4,876         4,691
       Additional paid-in capital and other reserves
                                                   172,892       154,868
       Treasury stock                              (11,742)       (7,552)
       Retained earnings                             6,442         8,850
       Accumulated other comprehensive loss        (11,066)       (8,646)
------------------------------------------------------------------------
Total shareholders' equity                         161,402       152,211
------------------------------------------------------------------------
Total liabilities and shareholders' equity        $329,016      $323,082
------------------------------------------------------------------------

CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT
------------------------------------------------------------------------
In thousands, except per share data

(unaudited)           Three months ended               Year ended
                     April 30,    April 30,      April 30,     April 30,
                         2000         1999           2000          1999
                      GBP'000      GBP'000        GBP'000       GBP'000
 -----------------------------------------------------------------------
Revenue
    Licence fees       33,526       31,507        116,228       100,432
    Maintenance subscriptions
                       17,957       14,683         67,860        48,584
    Training and consulting
                        9,317       13,162         43,195        37,088
------------------------------------------------------------------------
Total revenue          60,800       59,352        227,283       186,104
------------------------------------------------------------------------
Cost of revenue
    Cost of licence fees
                        1,495        2,731          5,868         8,087
    Cost of maintenance subscriptions
                        3,955        3,652         14,552        14,920
    Cost of training and consulting
                        9,549       10,202         36,718        26,685
------------------------------------------------------------------------
Total cost of revenue  14,999       16,585         57,138        49,692
------------------------------------------------------------------------
Gross profit           45,801       42,767        170,145       136,412
------------------------------------------------------------------------
Operating expenses
    Research and development
                        9,467        8,630         36,869        29,253
    Sales and marketing
                       29,958       27,716        105,457        77,092
    General and administrative
                        4,574        5,447         18,310        16,662
    Impairment charge for software product assets
                        4,657            -          4,657             -
    Non-recurring restructuring charges
                        3,834            -          3,834             -
------------------------------------------------------------------------
Total operating expenses
                       52,490       41,793        169,127       123,007
------------------------------------------------------------------------
Operating (loss) profit before amortisation of goodwill
                       (6,689)         974          1,018        13,405
Amortisation of goodwill
                       10,665        8,947         39,150        21,915
------------------------------------------------------------------------
Operating (loss)      (17,354)      (7,973)       (38,132)       (8,510)
Exceptional item            -            -              -       (11,831)
------------------------------------------------------------------------
(Loss) before interest and taxation
                      (17,354)      (7,973)       (38,132)      (20,341)
Interest income, net      800          860          2,763         3,686
------------------------------------------------------------------------
(Loss) before taxation
                      (16,554)      (7,113)       (35,369)      (16,655)
Taxation                3,389         (614)           (92)       (2,055)
------------------------------------------------------------------------
(Loss) for the period after taxation
                      (13,165)      (7,727)       (35,461)      (18,710)
------------------------------------------------------------------------
(Loss) per share: basic  (9.1p)       (5.5p)        (24.9p)       (16.3p)
(Loss) per share: diluted
                         (9.1p)       (5.5p)        (24.9p)       (16.3p)
------------------------------------------------------------------------
Number of shares: basic
                      145,130      139,861        142,163       114,709
Number of shares: diluted
                      145,130      139,861        142,163       114,709
------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET - IN U.K. FORMAT
------------------------------------------------------------------------
In thousands                                    April 30,       April 30,
                                                    2000            1999
                                              (Unaudited)
                                                 GBP'000         GBP'000
------------------------------------------------------------------------
Fixed assets:
       Intangible fixed assets                   120,205         133,976
       Tangible fixed assets                      30,075          28,633
       Investments                                 7,431           4,691
------------------------------------------------------------------------
Total fixed assets                               157,711         167,300
------------------------------------------------------------------------
Current assets:
       Stock                                       1,444           1,780
       Trade debtors                              58,760          70,682
       Other debtors and prepaid expenses          7,101           7,205
       Cash and bank deposits                     79,543          75,394
------------------------------------------------------------------------
Total current assets                             146,848         155,061
------------------------------------------------------------------------
Creditors: amounts falling due within one year
       Bank loans and overdrafts                   1,763           1,696
       Trade creditors                             7,726           7,546
       Accrued employee compensation              12,714          15,126
       Current corporation tax                     4,801          11,534
       Accrued expenses and other current liabilities
                                                  21,619          13,835
       Deferred revenue                           44,196          42,954
------------------------------------------------------------------------
Total current liabilities                         92,819          92,691
------------------------------------------------------------------------
Net current assets                                54,029          62,370
------------------------------------------------------------------------
Total assets less current liabilities            211,740         229,670
Creditors: amounts falling due after more than one year
                                                       -               6
Provision for liabilities and charges             13,256          12,555
------------------------------------------------------------------------
Net assets                                       198,484         217,109
------------------------------------------------------------------------
Capital and reserves
       Called up share capital                     2,988           2,873
       Share premium account and other reserves  200,421         189,261
       Profit and loss account                    (4,925)         24,975
------------------------------------------------------------------------
Total shareholders' equity                       198,484         217,109
------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  June 6, 2000                By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer